SUN INTERNATIONAL HOTELS LIMITED

ARTICLES OF ASSOCIATION

PRELIMINARY AND CONSTRUCTION

1. (1) In these Articles, except where the subject or context otherwise requires:

"**Articles**" means the articles of association of the Company on the date hereof as the same may be amended from time to time;

the "**board**" means the directors or any of them acting as the board of directors of the Company;

"**Commonwealth**" means the Commonwealth of The Bahamas;

"**The International Business Companies Act**" means the International Business Companies Act 2000 including any modification or re-enactment thereof for the time being in force;

"**Company**" means Sun International Hotels Limited, the company to which these Articles apply.

"**director**" means a director of the Company;

"**dollar**", or "**$**" means the lawful currency of the United States of America;

"**holder**" means, in relation to any shares, the member whose name is entered in the register of members as the holder of such shares;

"**Ordinary Shares**" means the Series A Ordinary Shares and the Series B Ordinary Shares and after the Re-designation Date, shall mean Ordinary Shares of $0.01 each of the Company, without reference to a series, having the rights set forth in these Articles;

"**Preference Shares**" means the Preference Shares of $0.01 each of the Company having the rights set forth in these Articles;

"**Re-designation Date**" means the earliest of (i) the Series A Put Termination Date, (ii) the date on which a PO Redemption or a PPO Redemption shall have been made and (iii) the date on which all Series A Ordinary Shares shall have been converted.

"secretary" means the secretary of the Company and includes a joint, assistant, deputy or temporary secretary and any other person appointed to perform the duties of the secretary;

"Series A Ordinary Shares" means the Series A Ordinary Shares of $0.01 each of the Company having the rights set forth in these Articles;

"Series A Put" means the put option in respect of the Series A Ordinary Shares set forth in Articles 19 and 21;

"Series A Put Termination Date" means the date when the Company shall have satisfied and discharged all of its obligations under Articles 19 and 21;

"Series B Ordinary Shares" means the Series B Ordinary Shares of $0.01 each of the Company having the rights set forth in these Articles, which after the Re-designation Date, shall be re-designated as **"Ordinary Shares"** without reference to a series; and

"shares" means shares in the Company including the Ordinary Shares and the Preference Shares.

(2) The following terms are defined in the Article indicated:

Term	Article
"Applicable Redemption Date	22.8
"Company Notice"	19
"Election"	22.1
"Independent Director"	49
"PO Redemption"	22.2
"PO Redemption Notice	22.2
"PO Redemption Notice Date	22.2
"PPO Redemption	22.3
"PPO Redemption Notice"	22.3
"PPO Redemption Notice Date	22.3
"Purchase Date"	19
"Purchase Price"	19
"Put Notice"	20
"Restricted Transactions"	68
"SIIL"	22.3(a)
"Special Public Offering"	22.2
"Supplementary Notice"	22.4(b)
"Supplementary Election Period"	22.4(b)
"Tendered Shares"	21

(3) Save as aforesaid or as otherwise defined herein any words or expressions defined in the International Business Companies Act (but excluding any modification thereof not in force at the date of adoption of these Articles) shall, if not inconsistent with the subject or the context, bear the same meaning in these

---

Articles.

(4) For the purposes of these Articles, references to writing include references to any visible substitute for writing and to anything partly in one form and partly in another form; words denoting the singular number include the plural number and vice versa; words denoting the masculine gender include the feminine gender and vice versa; and references to persons include references to bodies corporate.

3. In addition to the registered office of the Company in the Commonwealth, which shall be at such place as the directors shall from time to time appoint, the Company may have an office for the transaction of business at any other place, and meetings of the Company or of the directors may be held either within or without the Commonwealth at such place as the directors may determine.

SHARES

4. The authorized share capital of the Company at the date of adoption of these Articles is $350,000 divided into 250,000,000 Ordinary Shares of $0.001 each and 100,000,000 Preference Shares of $0.001 each. The Ordinary Shares are, at the date of adoption of these Articles, divided into 150,000,000 Series A Ordinary Shares and 100,000,000 Series B Ordinary Shares having, in each case, the rights set forth in these Articles. Upon the occurrence of the Re-designation Date, Ordinary Shares shall no longer be designated Series A or Series B, but shall be "Ordinary Shares" without designation. Subject to Article 68(e) and 68(h), so long as Article 68 is in effect, the Preference Shares may be issued by the Directors from time to time in one or more Series having such rights as the board may by resolution determine. All the shares of the Company shall be in registered form, shall be fully paid for at the time of issuance and shall be non-assessable.

5. Without prejudice to any special rights previously conferred on the holders of existing shares in the Company, and subject to Article 68(e) and 68(h), so long as Article 68 is in effect, any Preference Shares in the Company may be issued with such preferred, deferred or other special rights or such restrictions, whether in regard to dividend, voting, return of share capital or otherwise, as the board may from time to time by resolution determine. Preference Shares may be voting nonvoting or voting only for specific purposes or in specific circumstances; provided, however, that the Company shall be prohibited from issuing any non-voting Preference Shares which are not entitled to elect at least one director of the Company in the specific case where an event of default in the payment of dividends has occurred and is continuing with respect to such shares. For purposes of Article 68, so long as it is in effect, non-voting Preference Shares and Preference Shares voting only to elect one or more directors in the case of a default in payment of dividends thereon shall be deemed non-voting Preference Shares and all others shall be deemed voting Preference Shares.

6. Where at any time the share capital is divided into different classes or series of shares, the rights attached to any class or series (unless otherwise provided by the terms of issue of the shares of that class or series) may only be varied or abrogated with the sanction of a resolution of the board and either (i) the consent

in writing of the holders of a majority in nominal value of the issued shares of the class or series or (ii) the sanction of a resolution of members holding shares of that class or series passed at a separate general meeting of the holders of the shares of that class or series.

CERTIFICATES

7. Every person whose name is entered as a member in the register of members shall, without payment, be entitled to a certificate under the common seal of the Company specifying the share or shares held by him, provided that in respect of a share or shares held jointly by several persons the Company shall not be bound to issue more than one certificate, and delivery of a certificate for a share to one of several joint holders shall be sufficient delivery to all.

8. A share certificate defaced, lost or destroyed may be renewed or replaced on payment of such fee, if any, as may be prescribed, and on such terms, if any, as to evidence and indemnity as the directors think fit.

PURCHASE OF SHARES

9. Subject to and in accordance with the provisions of the International Business Companies Act and without prejudice to any relevant special rights attached to any class or series of shares, the Company may with the agreement of the holders of the relevant shares purchase any of its own shares of any class or series (including redeemable shares) at any price (whether at par or above or below par), and any shares to be so purchased may be selected by the Company in any manner whatsoever.

TRANSFER ANDTRANSMISSION OF SHARES

10. Subject to Article 11, the instrument of transfer of any share in the Company shall be executed by the transferor (or its duly authorized agent), and the transferor shall be deemed to remain the holder of the share until the name of the transferee is entered in the register of members in respect thereof.

11. Shares in the Company shall be transferred in any usual or common form. The transfer agent for the Company or the Company's board may determine if a form of transfer is usual or common in the case of any question or dispute concerning a transfer.

12. The board may:

    (a) decline to register a transfer of shares unless the instrument of transfer is accompanied by the certificate or certificates of the shares to which it relates, and such other evidence as the board may reasonably require to show the right of the transferor to make the transfer; and

    (b) suspend the registration of transfers during the fourteen days

13. The executors or administrators of a deceased sole holder of a share shall be the

---

only persons recognized by the Company as having any title to the share. In the case of a share registered in the names of two or more holders, the survivors or the executors or administrators of the deceased survivor shall be the only persons recognized by the Company as having any title to the share.

14. Any person becoming entitled to a share in consequence of the death or bankruptcy of a member shall, upon such evidence being produced as may from time to time be required by the board, have the right, either to be registered as a member in respect of the share or, instead of being registered himself, to make such transfer of the share as the deceased or bankrupt person could have made; but the directors shall, in either case, have the same right to decline or suspend registration as they would have had in the case of a transfer of the share by the deceased or bankrupt person before the death or bankruptcy.

15. A person becoming entitled to a share by reason of the death or bankruptcy of the holder shall be entitled to the same dividends and other advantages to which he would be entitled if he were the registered holder of the share, except that he shall not, before being registered as a member in respect of the share, be entitled in respect of it to exercise any right conferred by membership in relation to meetings of the Company.

SPECIAL RESTRICTION ON THE VOTING OF SERIES A ORDINARY SHARES BY SUN INTERNATIONAL INVESTMENTS LIMITED PRIOR TO THE REDESIGNATION DATE

16. In the event that Sun International Investment Limited or any of its affiliates from time to time acquires Series A Ordinary Shares, then at all times prior to the Re-designation Date, neither Sun International Investments Limited nor any such affiliate will be entitled to vote such Series A Ordinary Shares for the election of Independent Directors (and any votes cast in violation of this restriction shall not be counted) unless Sun International Investments Limited and its affiliates then own 50% or more of the then outstanding Series A Ordinary Shares. In the event that prior to the Re-designation Date Sun International Investments Limited and its affiliates own 50% or more of the then outstanding Series A Ordinary Shares, they shall be entitled to vote such shares to elect one Independent Director (or, if the total number of Independent Directors is greater than two, they shall be entitled to vote such shares to elect not more than 50% of the Independent Directors).

ALTERATION OF CAPITAL

17. The Company may, by a resolution of the holders of Ordinary Shares, increase the share capital by such sum to be divided into shares of such amount as the resolution shall prescribe.

18. The Company may, by resolution of the board (and the holders of the Ordinary Shares, if and to the extent, required by the International Business Companies Act):

    (a)   consolidate and divide its share capital into shares of larger amount than

---

its existing shares;

(b)   subdivide its existing shares, or any of them or divide the whole or any part of its share capital into shares of smaller amount than is fixed by the Articles; or

(c)   reduce its share capital in any manner and with and subject to any incident authorized and consent required by law.

CONVERSION OF SERIES A ORDINARY SHARE

18.1   Subject to and upon compliance with the provisions of Articles 18.2 and 18.3, the holder of any Series A Ordinary Shares shall have the right, at such holder's option, at any time prior to the Re-designation Date to convert such Series A Ordinary Shares into the same number of Series B Ordinary Shares.

18.2   In order to exercise the conversion privilege, the holder of any Series A Ordinary Shares to be converted shall surrender the certificate representing such shares at the office of the Company's transfer agent in the Borough of Manhattan, City of New York, with a written notice of election to convert attached to such certificate and signed by the registered holder thereof. Unless the Series B Ordinary Shares issuable on conversion are to be issued in the same name as the name in which such Series A Ordinary Shares are registered, all shares surrendered for conversion shall be accompanied by instruments of transfer duly executed by the registered holder or such holder's duly authorized attorney and an amount sufficient to pay any transfer or similar tax.

18.3   As promptly as practicable after the surrender of the certificates of the Series A Ordinary Shares as aforesaid, the Company shall issue and deliver to such holder, or on such holder's written order, a certificate or certificates for an equal number of Series B Ordinary Shares. Each conversion shall be deemed to have been effected immediately prior to the close of business on the date on which the certificates for the Series A Ordinary Shares shall have been surrendered and such notice is received by the Company, and the person or persons in whose name or names any certificate or certificates for Series B Ordinary Shares shall be issuable upon such conversion shall be deemed to have become the holder or holders of record of the shares represented thereby at such time on such date. All Series B Ordinary Shares delivered upon conversion of Series A Ordinary Shares will upon delivery be duly and validly issued, fully paid and non-assessable, free of all liens and charges and not subject to any preemptive rights.

SERIES A PUT

19.   Subject to the proviso in the first sentence of Article 21 hereof, not earlier than one hundred but not later than ninety days prior to May 3, 1999, or such later date as may be required by the proviso in the first sentence of Article 21 hereof (the "Purchase Date") the Company shall give written notice (the "Company Notice") to the holders of the Series A Ordinary Shares (and for information to the holder of the Series B Ordinary Shares) that the Series A Put is then exercisable in accordance with the provisions of these Articles and stating the Purchase

Price (as defined below) payable on exercise of the Series A Put. The Company Notice shall constitute an offer by the Company to purchase on the Purchase Date all or any outstanding Series A Ordinary Shares properly tendered to it, for a consideration per Series A Ordinary Share of $35, adjusted so as to avoid any reduction in the rights or interests of the holders of such Series A Ordinary Shares as a result of any consolidation or division of the Series A Ordinary Shares pursuant to Article 18 or other similar alteration to the Series A Ordinary Shares after the date of adoption of these Articles (as so adjusted from time to time, the "Purchase Price").

20. Each holder of Series A Ordinary Shares may, but shall not be obligated to, accept the offer contained in the Company Notice, by tendering to the Company not later than two business days prior to the Purchase Date a notice in writing (the "Put Notice") signed by the holder of the Series A Ordinary Shares indicating the number of Series A Ordinary Shares in respect of which it is exercising the Series A Put (which may be all or any portion of such holder's shares) together with the certificates relating thereto. A Put Notice may be withdrawn (in whole or in part) by delivery to the Company of written notice to that effect signed by the holder of the Series A Ordinary Shares the subject of the Put Notice not later than two business days prior to the Purchase Date.

21. The Purchase Price in respect of Series A Ordinary Shares properly tendered in accordance with Article 20 and not withdrawn (the "Tendered Shares") shall be paid to the holders thereof by the Company on or before the Purchase Date provided that the Company shall have no liability under the Series A Put to make any payment to the extent that such payment could not be made in compliance with the International Business Companies Act, and in particular Section 32(2) thereof, and in such event, this obligation shall be deferred until such time as it may be satisfied in accordance with the International Business Companies Act. Tendered Shares so purchased shall immediately be cancelled. The Company may discharge its obligations in full to the holders of Series A Ordinary Shares by depositing with a reputable bank, trust company or other financial institution having minimum capital and surplus of at least $100,000,000, as agent for the holders of the Series A Ordinary Shares (the "Distribution Agent") an amount in cash sufficient to pay the Purchase Price for the Series A Ordinary Shares so properly tendered and not withdrawn and by instructing the Distribution Agent to make payment of the Purchase Price promptly to such holders. In the event that the Company is unable to purchase the Tendered Shares on the Purchase Date by reason of Section 32(2) (or any other provision) of the International Business Companies Act, such unpurchased Tendered Shares may nonetheless be purchased at the Purchase Price from holders delivering a Put Notice by Sun International Investment Limited or any of its affiliates.

22. During the period commencing on the date of the Company Notice and ending on the Series A Put Termination Date the Company shall not issue any Series A Ordinary Shares.

OPTIONAL REDEMPTION PROVISIONS

22.1 The Series A Ordinary Shares can be called for redemption in whole or in part (but only if greater than 50% of such Series A Ordinary Shares are so called), on

---

SIHL Articles of Association

a pro rata basis, at the option of the Company, after August 3, 1995 in accordance with the provisions of these Articles. In connection with any optional redemption, holders of Series A Ordinary Shares will have the opportunity to elect to (i) convert their Series A Ordinary Shares into the same number of Series B Ordinary Shares in accordance with Articles 18.1, 18.2 and 18.3, (ii) be redeemed at the Applicable Redemption Price (as defined in Article 22.8) or (iii) in the case of a PO Redemption (as defined in Article 22.2) only, be redeemed at the Applicable Redemption Price unless the pricing of the Special Public Offering (as defined in Article 22.2) is more than 15% greater than the Applicable Redemption Price, in which case, if so elected, be converted into the same number of Series B Ordinary Shares in accordance with Articles 18.1, 18.2 and 18.3 (the election made pursuant to clause (i), (ii) or (iii) being referred to as the "Election").

OPTIONAL REDEMPTION OF SERIES A ORDINARY SHARES IN CONJUNCTION WITH A PUBLIC OFFERING

22.2   If the Optional Redemption is to be made in conjunction with a public offering of Ordinary Shares (a "PO Redemption"), then the Company shall provide a notice of redemption (the "PO Redemption Notice"), which shall be subject to the conditions of Article 22.3, no earlier than the date a registration statement relating to a public offering to be underwritten by an internationally recognized investment bank (a "Special Public Offering") is first filed with the United States Securities and Exchange Commission. The PO Redemption Notice shall indicate the range of prices set forth in the prospectus relating to the Special Public Offering at which shares are expected to be sold in the Special Public Offering. The holders of Series A Ordinary Shares shall have 35 calendar days (the "Election Period") from the date the PO Redemption Notice is duly mailed (the "PO Redemption Notice Date") to make the Election. If any holder of Series A Ordinary Shares fails to make an Election within the Election Period, the Company shall, subject to satisfaction of all conditions set forth in Article 22.3, redeem the Series A Ordinary Shares of such holder at the Applicable Redemption Price.

22.3   The PO Redemption may be effected only if all of the following conditions are satisfied within 120 days of the PO Redemption Notice Date:

(a)   there is a Special Public Offering of at least 2,000,000 Ordinary Shares to persons other than Sun International Investments Limited, a British Virgin Islands company ("SIIL") and/or persons affiliated with SIIL;

(b)   such Ordinary Shares are listed on a U.S. national securities exchange or quoted for trading on the Nasdaq National Market System; and

(c)   the Special Public Offering is consummated at a price to the public of no less than $30 per share, adjusted to accurately and fairly reflect the results of any consolidation or division of the Ordinary Shares or other similar alteration to the Ordinary Shares after the date of the adoption of these Articles.

If the above conditions are not satisfied, then the PO Redemption shall not be

---

effected and all Elections to convert into Series B Ordinary Shares shall be null and void.

22.4 In the event the pricing of the Special Public Offering is more than 15% below the midpoint of the range indicated in the PO Redemption Notice, the Company may elect either:

(a) to cancel the PO Redemption, in which case the holders of Series A Ordinary Shares shall retain their shares and all Elections shall be null and void; or

(b) to continue the PO Redemption, in which case the Company shall send a supplementary PO Redemption Notice (the "Supplementary Notice") to holders of Series A Ordinary Shares. No later than 15 business days (the "Supplementary Election Period") after the Supplementary Notice has been duly mailed, the holders of Series A Ordinary Shares shall either (i) reconfirm their Election or (ii) make a new election. If any holder fails to either reconfirm its Election or make a new election within the Supplementary Election Period, the Company shall redeem the Series A Ordinary Shares of such holder at the Applicable Redemption Price notwithstanding any Election made during the Election Period. "Business day" shall mean any date that is not a Saturday, Sunday or public holiday in New York City.

22.5 Any PO Redemption must occur (a) no sooner than the later of (i) the closing of the Special Public Offering and (ii) the termination of any Supplementary Election Period and (b) no later than the earlier of (i) five business days following the closing of the Special Public Offering and (ii) 125 days after mailing of the PO Redemption Notice.

OPTIONAL REDEMPTION OF SERIES A ORDINARY SHARES
AFTER A PUBLIC OFFERING

22.6 If an optional redemption is to be made subsequent to a single public offering of at least 2,000,000 Series B Ordinary Shares to persons other than SIIL and/or persons affiliated with SIIL (a "PPO Optional Redemption"), each of the following conditions must be satisfied immediately prior to the mailing of a notice of redemption (a "PPO Redemption Notice"):

(a) there are at least 2,000,000 Series B Ordinary Shares held by persons other than SIIL and/or persons affiliated with SIIL;

(b) the Series B Ordinary Shares are listed on a U.S. national securities exchange or quoted for trading on the Nasdaq National Market System;

(c) average weekly trading volume of Series B Ordinary Shares has been in excess of 100,000 shares for 10 out of the 12 weeks immediately preceding the mailing of the PPO Redemption Notice (the "PPO Redemption Notice Date");

(d) the closing market price of Series B Ordinary Shares has been equal to or greater than the Applicable Redemption Price for any 30 out of the 40 consecutive trading days, including each of the last 10 trading days of such period, immediately preceding the PPO Redemption Notice Date;

(e)   the PP0 Redemption occurs no sooner than 30, and no later than 35, business days following the PPO Redemption Notice Date; and

(f)   Neither SIIL nor any of its affiliates shall have purchased any Ordinary Shares (excluding any purchases pursuant to Employee Stock Options) during the periods described in Article 22.6(d) or 60 days prior to the commencement of such period.

22.7   If a PPO Optional Redemption is to be made, SIHL shall mail a PPO Redemption Notice to all holders of Series A Ordinary Shares. The PPO Redemption Notice shall affirmatively state that the conditions set forth in Article 22.6 for a PPO Optional Redemption have been met and state the date set for the PPO Optional Redemption. The holders of Series A Ordinary Shares shall have 35 calendar days from the date the PPO Redemption Notice is mailed to convert their Series A Ordinary Shares pursuant to Articles 18.1, 18.2 and 18.3. If any holder of Series A Ordinary Shares fails to convert its shares within the 35 day period described in the preceding sentence, the Company shall redeem such holder's Series A Ordinary Shares at the Applicable Redemption Price on the redemption date set forth in the PPO Redemption Notice.

OPTIONAL REDEMPTION PRICES

22.8   If the applicable conditions with respect to a PO Redemption or a PPO Redemption have been met, the Series A Ordinary Shares can be called for redemption and the redemption effected at the redemption prices set below (if redeemed during the three month period beginning on the applicable dates set forth below) plus any dividends declared and due (the "Applicable Redemption Prices"); provided, however, such prices shall be adjusted to accurately and fairly reflect the results of any consolidation or division of the Ordinary Shares or similar alteration of the Ordinary Shares after the date of the adoption of these Articles.

After	Redemption Price
August 3, 1995	$32.00
November 3, 1995	$32.20
February 3, 1996	$32.40
May 3, 1996	$32.60
August 3, 1996	$32.80
November 3, 1996	$33.00
February 3, 1997	$33.20
May 3, 1997	$33.40
August 3, 1997	$33.60
November 3, 1997	$33.80
February 3, 1998	$34.00
May 3, 1998	$34.20
August 3, 1998	$34.40

| November 3, 1998 | $34.60 |
| February 3, 1999 | $34.80 |

REDESIGNATION

23.   Immediately following the Re-designation Date, each Series B Ordinary Share and each Series A Ordinary Share shall automatically and without further action be converted into and re-designated as one Ordinary Share without reference to a series and the provisions of Articles 16, 18.1, 18.2, 18.3, 19 to 22, 22.1 to 22.7, 49(1), 49(2), 51 and 68 shall cease to have any force or effect.

24.   On and following the Re-designation Date each holder of Series B Ordinary Shares shall, on tendering their share certificates in respect of their Series B Ordinary Shares, be entitled to receive, without payment, a new certificate under the common seal of the Company representing an equal number of Ordinary Shares without reference to series.

GENERAL MEETINGS

25.   A general meeting shall be held once in every year at such time (not being more than fifteen months after the holding of the last preceding general meeting) and at such place as may be prescribed by the board.

26.   In default of a general meeting so held, a general meeting shall be held in the month next following and may be convened by any two or more members holding Ordinary Shares carrying at least one-tenth of the votes of all members entitled to vote at general meetings, in the same manner as nearly as possible as that in which meetings are to be convened by the board and any such meeting shall be held at such place as the members convening the meeting may designate in the notice thereof.

27.   The above-mentioned general meetings shall be called annual general meetings; all other general meetings shall be called extraordinary.

28.   The board may, whenever it thinks fit, convene an extraordinary general meeting, and extraordinary general meetings shall also be convened by the board on the requisition, in accordance with Section 59 of the International Business Companies Act, of members of the Company holding not less than one-tenth of the paid-up capital of the Company, or, in default, may be convened by such requisitionists, as provided by Section 59(3) of the International Business Companies Act.

PROCEEDINGS AT GENERAL MEETINGS

29.   (1) Thirty-days' notice at the least (exclusive of the day on which the notice is served or deemed to be served, but inclusive of the day for which notice is given) specifying the place, the day and the hour of meeting and, in case of special business, the general nature of that business, shall be given in the manner hereinafter mentioned, or in such other manner, if any, as may be prescribed by the Company in general meeting, to such persons as are under the Articles

---

entitled to receive such notices from the Company.

(2) Every notice convening a general meeting shall include a statement having reasonable prominence that a member entitled to attend and vote is entitled to appoint a proxy to attend and vote instead of him, and that a proxy need not also be a member.

30.   All business shall be deemed special that is transacted at an extraordinary meeting, as shall all business that is transacted at an ordinary meeting with the exception of (i) sanctioning a dividend, (ii) the consideration of the accounts, balance-sheets and the ordinary report of the directors and auditors, (iii) election of directors and other officers in the place of those retiring by rotation and (iv) the fixing of the remuneration of the auditors.

31.   No business shall be transacted by any general meeting unless a quorum of members is present at the time when the meeting proceeds to business; save as herein otherwise provided, members present in person or by proxy holding at least a majority of each series then outstanding of Ordinary Shares shall be a quorum.

32.   Where within half an hour from the time appointed for the meeting a quorum is not present, the meeting, if convened upon the requisition of members, shall be dissolved; in any other case it shall stand adjourned to the same day in the next week, at the same time and place and where at the adjourned meeting a quorum is not present within half an hour from the time appointed for the meeting, the members present shall be a quorum.

33.   The chairman, if any, of the board shall preside as chairman at every general meeting of the Company.

34.   Where there is no such chairman or at any meeting he is not present within fifteen minutes after the time appointed for holding the meeting or at which he is unwilling to act as chairman, the directors in office prior to such meeting who are present shall choose some one of their number to be chairman.

35.   (1) The chairman may, with the consent of any meeting (on a class-by-class basis) at which a quorum is present (and shall if so directed by the meeting), adjourn the meeting from time to time and from place to place, but no business shall be transacted at any adjourned meeting other than the business left unfinished at the meeting from which the adjournment took place.

(2) when a meeting is adjourned for ten days or more, notice of the adjourned meeting shall be given as in the case of any original meeting.

(3) Save as aforesaid, it shall not be necessary to give any notice of an adjournment or of the business to be transacted at an adjourned meeting.

36.   At any general meeting a resolution put to the vote of the meeting shall be decided on a voice call or show of hands, unless a poll is (before or on the declaration of the result of the show of hands) demanded by at least two members present in person or by proxy holding Ordinary Shares carrying at least

one-tenth of the votes of all members entitled to vote at the meeting or by the chairman and unless a poll is so demanded, a declaration by the chairman that a resolution has, on a voice call or show of hands, been carried or carried unanimously or by a particular majority or lost, and an entry to that effect in the book of the proceedings of' the Company, shall be conclusive evidence of the fact, without proof of the number or proportion of the votes recorded in favor of or against that resolution.

37. If a poll is duly demanded it shall be taken in such manner as the' chairman directs, and the result of the poll shall be deemed to be the resolution of the meeting at which the poll was demanded.

38. The demand for a poll may, before the poll is taken, be withdrawn but only with the consent of the chairman and a demand so withdrawn shall not be taken to have invalidated the result of the voice call or show of hands taking place before the demand was made.

VOTES OF MEMBERS

39. Subject to the provisions of Article 16, every member shall have one vote for each Ordinary Share of which he is the holder. Voting rights of Preference Shares (if any) shall be as specified in accordance with Article 5.

40. In the case of joint holders the vote of the senior who tenders a vote, whether in person or by proxy, shall be accepted to the exclusion of the votes of the other joint holders; and for this purpose seniority shall be determined by the order in which the names stand in the register of members.

41. A member of unsound mind, or in respect of whom an order has been made by any court having jurisdiction with respect to persons of unsound mind, may vote, whether on a voice call, show of hands or on a poll, by his committee or other person in the nature of a committee appointed by that court.

PROXIES

42. (1) The instrument appointing a proxy shall be in writing under the hand of the appointer or his attorney duly authorized in writing or, if the appointer is a corporation, either under the common seal or under the hand of an officer or attorney so authorized.

(2) An instrument appointing a proxy may be in the following form or in any other form which the board may approve:

> "I   of   being
> a member of Sun International Hotels Limited, hereby
> appoint   of   as my
> proxy to vote for me and on my behalf at the general
> meeting of the Company to be held on the   day of
> and at any adjournment thereof."
>
>   Signed this   day of

SIHL Articles of Association

43. The instrument appointing a proxy and the power of attorney or other authority, if any, under which it is signed or a certified copy of that power or authority shall be deposited at the registered office of the Company not less than forty-eight hours, before the holding of the meeting at which the person named in the instrument proposes to vote, or shall be delivered in person to the secretary of the Company at such meeting or such person or persons as may be designated by the secretary of the Company at such meeting, and in default the instrument of proxy shall not be treated as valid.

44. A vote given in accordance with the terms of an instrument of proxy shall be valid notwithstanding the previous death or insanity of the principal or revocation of the instrument of proxy, or the authority under which the instrument of proxy was executed, or transfer of the shares in respect of which the vote is given, provided no intimation in writing of the death, insanity, revocation or transfer shall have been received at the registered office of the Company before the meeting or adjourned meeting at which the instrument or proxy is used.

CORPORATE REPRESENTATIVES

45. Any body corporate which is a member of the Company may by resolution of its directors or other governing body or by authority to be given under seal or under the hand of an officer duly authorized by it authorize such person as it thinks fit to act as its representative at any meeting of the Company or at any separate meeting of the holders of any class or series of shares and such authority may be general or in respect of specific meetings. A person so authorized shall be entitled to exercise the same power on behalf of the grantor of the authority as the grantor could exercise if it were an individual member of the Company and the grantor shall for the purposes of these Articles be deemed to be present in person at any such meeting if a person so authorized is present at it.

CLASS MEETINGS
SERIES MEETINGS

46. All provisions of these Articles relating to general meetings of the Company shall apply mutatis mutandis to every separate meeting of the holders of any class or series of shares in the capital of the Company.

DIRECTORS

47. Unless otherwise determined by a resolution of the board (and, prior to the Re-designation Date, such resolution to be approved by the Independent Directors), the number of the directors shall be five.

48. Subject to the provisions of Articles 49 to 52 the directors shall be appointed and may be removed in accordance with the International Business Companies Act.

49. (1) Until the occurrence of the Re-designation Date, each of the directors nominated by the holders of the Series A Ordinary Shares and each of their successors from time to time (the "Independent Directors") shall be exclusively entitled prior to each general meeting at which their appointment terminates, to nominate themselves or any other person to serve as a director and if at any time during such period any vacancy exists

among the Independent Directors the right to nominate the person to fill such vacancy shall be exclusively that of the remaining Independent Director or, if no such director remains in office, the board after having consulted with, and to the extent permitted by applicable law following the recommendation of, the three holders of Series A Ordinary Shares believed in good faith by the board to be the holders of the greatest number of Series A Ordinary Shares then outstanding.

(2) Until the occurrence of the Re-designation Date, the holders of the Series B Ordinary Shares shall be exclusively entitled prior to each general meeting at which the appointment of any director other than an Independent Director terminates, to nominate a person to serve as director in succession to each such retiring director, and if at any time during such period any vacancy exists among the directors nominated by the holders of the Series B Ordinary Shares, such holders shall have the exclusive right to fill such vacancy.

(3) After the Re-designation Date in respect of all the (and prior to such date in respect of any director if the persons entitled to nominate such director in accordance with Articles 49(1) and 49(2) fail to do so), the board may make such nominations as it shall, in its discretion, determine. After the Re-designation Date, if the board so determines, holders of Ordinary Shares may propose candidates for nomination to the board in accordance with such procedures and terms as the board shall in its discretion determine, subject to such procedures being in accordance with applicable laws, rules and regulations including rules or regulations of any stock exchange or quotation system on which the Company's shares are listed or quoted.

50.   (1) It shall be presumed that it is in the best interests of the Company to allow directors to participate in meetings of the board or of committees thereof by telephonic communication as set forth in Article 65 and, accordingly, it shall be a term of appointment of each director that he irrevocably consents to the holding of such meetings in the manner set forth in Article 65.

(2) No person shall be eligible to serve as an Independent Director unless the board has determined that such person satisfies the criteria of any applicable requirement of any stock exchange or quotation system on which the Company's shares are listed or quoted for the appointment of independent directors.

51.   In exercising their duties and responsibilities as directors, the Independent Directors shall, inter alia, recognize the fact that the Series A Put is an integral part of the Company's value, and the preservation of the value of the rights created by the Series A Put for the holders of the Series A Ordinary Shares shall be deemed to be a matter in the Company's best interests. Actions requiring the separate consent or approval of the Independent Directors shall be deemed authorized if given by 50% or more of the Independent Directors (or such greater number as shall be required, if any, by the International Business Companies Act or by any stock exchange or quotation system on which the Company's shares are listed or quoted), except in the case of approvals contemplated by Article 68(c), which shall be deemed authorized if given by a majority of the Independent Directors.

52.   The directors of the Company holding office as of the date these Articles are adopted shall hold office until the date of the annual general meeting to be held in 1997. At the annual general meeting held in 1997 and at each subsequent annual general meeting,

directors shall be appointed by resolution of the holders of Ordinary Shares in accordance with these Articles (including provisions as to nomination) and any director so appointed (and any director appointed to fill a vacancy in the directors prior to the next annual general meeting) shall hold office until the date of the next annual general meeting of the Company, or if later the date his successor shall be duly elected and qualified.

EXECUTIVE DIRECTORS

53. The board may appoint one or more of its body to be the holder of any one or more executive office (except that of auditor) under the Company and may enter into an agreement or arrangement with any director for his employment by the Company or for the provision by him of any services outside the scope of the ordinary duties of a director. Any such appointment, agreement or arrangement may be made upon such terms, including terms as to remuneration, as the board determines, and any remuneration which is so determined may be in addition to or in lieu of any ordinary remuneration as a director. The board may revoke or vary any such appointment but without prejudice to any rights or claims which the person whose appointment is revoked or varied may have against the Company by reason thereof.

54. Any appointment of a director to an executive office shall terminate if he ceases to be a director but without prejudice to any rights or claims which he may have against the Company by reason of the termination of such appointment. A director appointed to an executive office shall not ipso facto cease to be a director if his appointment to such executive office terminates.

55. The emoluments of any director holding executive office for his services as such shall be determined by the board, and may be of any description, and (without limiting the generality of the foregoing) may include admission to or continuance of membership of any scheme (including any share acquisition scheme) or fund instituted or established or financed or contributed to by the Company for the provision of pensions, life assurance or other benefits for employees or their dependents, or the payment of a pension or other benefits to him or his dependents on or after retirement or death, apart from membership of any such scheme or fund.

POWERS AND DUTIES OF THE BOARD

56. The business of the Company shall be managed by the board, which may exercise all such powers of the Company as are not, by the International Business Companies Act or by these Articles, required to be exercised by the Company in general or extraordinary meetings subject nevertheless to these Articles (including in particular Articles 68 and 68.1 for so long as they are in effect) and to the International Business Companies Act.

PROCEEDINGS OF DIRECTORS

57. (1) The directors may meet together for the dispatch of business, adjourn and otherwise regulate their meetings, as they think fit.

(2) Subject to Articles 68 and 68.1 for so long as they are in effect, questions arising at any meeting shall be decided by a majority of votes.

(3)   A director may, and the secretary on the requisition of a director shall, at any time summon a meeting of the directors. Directors shall be given reasonable notice (which, except in the case of emergencies, shall be not less than three business days) of the time and place appointed for such meeting of the directors, which notice may be waived by any or all directors at any time before or after such meeting.

58.   The quorum necessary for the transaction of the business of the directors may be fixed by the directors and unless so fixed shall be three.

59.   The continuing directors may act notwithstanding any vacancy in their body, but, if and so long as their number is reduced below the number fixed by or pursuant to the Articles as the necessary quorum of directors, the continuing directors may act for the purpose of summoning a general meeting of the Company, but for no other purpose.

60.   The directors may elect a chairman of their meetings and determine the period for which he is to hold office; but if no such chairman is elected or if at any meeting the chairman is not present within five minutes after the time appointed for holding the same, the directors present may choose one of their number to be chairman of the meeting.

61.   Subject to Articles 68 and 68.1 for as long as they are in effect, the directors may delegate any of their powers to committees consisting of such members of the Company or members of their body as they think fit provided that at least one Independent Director shall be appointed as a member of each committee unless all Independent Directors elect to decline such appointment; any committee so formed shall in the exercise of the powers so delegated conform to any regulations that may be imposed on them by the directors; provided, however, that no committee shall be permitted to take any action restricted pursuant to Articles 68 and 68.1 hereof other than in strict compliance with such Articles 68 and 68.1.

62.   A committee may elect a chairman of their meetings; if no such chairman is elected or if at any meeting the chairman is not present within five minutes after the time appointed for holding the same, the members present may choose one of their number to be chairman of the meeting.

63.   (1) A committee shall meet and adjourn as determined by the board and otherwise as they think proper.

        (2) Subject to Articles 68 and 68.1 for so long as they are in effect, questions arising at any meeting shall be determined by a majority of votes of the members present.

64.   Subject to Articles 68 and 68.1 for so long as they are in effect, a resolution in writing signed by a simple majority of the directors entitled to vote on that resolution at a meeting of the board or of the members of an existing committee of the board with authority to consider and act on the matter (not being less than the number of directors required to form a quorum of the board) shall be as valid and effectual as if it had been passed at a meeting of the board or (as the case may be) a committee of the board duly convened and held and for this purpose a resolution may consist of several documents to the same effect, each signed by one or more directors.

65.   A meeting of the board or of a committee of the board may, if all the directors consent,

consist of a conference between directors who are not all in one place, but of whom each is able (directly or by telephonic communication) to speak to each of the others, and to be heard and recognized by each of the others. A director taking part in such a conference shall be deemed to be present in person at the meeting and shall be entitled to vote or be counted in a quorum accordingly. Such a meeting shall be deemed to take place where the largest group of those participating in the conference is assembled, or, if there is no such group, where the chairman of the meeting then is. The word "meeting" in these Articles' shall be construed accordingly.

66. The board shall cause minutes to be made in books provided for the purpose:

(a) of all appointments of officers made by the board;

(b) of the names of the directors, members or others present at each meeting of the directors and of any committee of the directors; and

(c) of all resolutions and proceedings at all meetings of the Company and of the board and of committees of the board.

POWERS OF ATTORNEY

67. The board may from time to time and at anytime by power of attorney appoint any company, firm or person or body of persons, whether nominated directly or indirectly by the board, to be the attorney or attorneys of the Company for such purposes and with such powers, authorities and discretion (not exceeding those vested in or exercisable by the board under these Articles) and for such period and subject to such conditions as they may think fit, and any such powers of attorney may contain such provisions for the protection and convenience of persons dealing with any such attorney as the board may think fit and may also authorize any such attorney to delegate all or any of the powers, authorities and discretion vested in him.

RESTRICTED TRANSACTIONS

68. Until the occurrence of the Re-designation Date, the following actions ("Restricted Transactions") shall not be taken without the separate approval of the Independent Directors:

(a) any amendment to these Articles or the Memorandum of Association of the Company, the articles of association or the Memorandum of Association of any subsidiary of the Company or to the arrangements provided for in Section 14.2 of the Heads of .Agreement dated August 18, 1993, with Sun International Investments Limited and the Government of the Commonwealth of The Bahamas if such amendment could reasonably be expected to have an adverse effect on the Series A Put or the rights of the holders of Series A Ordinary Shares;

(b) any merger or consolidation involving the Company any sale, lease or other direct or indirect disposition of all or substantially all of the assets of the Company and its subsidiaries in a transaction or series of related transactions that could reasonably be expected to have an adverse effect on the Series A Put or the rights of the holders of Series A Ordinary Shares (and, in the case of any merger or consolidation that would result in the holders of Series A Ordinary

Shares no longer having an interest in the Company (or the resulting entity, successor or acquiror), it shall be a condition to the consummation of such transaction that the Company shall have obtained at its own expense an opinion rendered by an internationally recognized investment banking firm selected by the Independent Directors and engaged by the Company, to the effect that such transaction is fair to the holders of the Series A Ordinary Shares);

(c)   any material transaction with Sun International Investments Limited or any affiliate of Sun International Investments Limited, including without limitation arrangements (or any material amendment thereto) with any such affiliate for management of the properties of the Company or its subsidiaries;

(d)   any declaration or payment of dividends or other distributions on or with respect to the Ordinary Shares during any fiscal quarter of the Company (i) in cash if in an amount exceeding, in the aggregate with any other dividends since the date these Articles were adopted, one-half of the Company's cumulative aggregate, consolidated net income since such date, plus the amount of all depreciation, amortization, and other non-cash charges deducted therefrom during such period and minus the amount of all ordinary course capital expenditures other than expenditures in respect of improvements, upgrading or construction of or relating to properties of the Company or its subsidiaries during such period or (ii) in property other than cash if such property, in the aggregate, has a fair market value in excess of $100,000;

(e)   any incurrence or assumption of liability (by way of guaranty or otherwise) for indebtedness for borrowed money or any issuance of non-voting Preference Shares if as a result thereof the aggregate principal amount of all interest-bearing indebtedness for borrowed money of the Company together with the greater of the redemption price, liquidation value or nominal value of all Preference Shares then outstanding or proposed to be issued would at such time exceed $150,000,000 plus an amount equal to (i) the cumulated consolidated net income, net of any consolidated loss, of the Company plus (ii) the net proceeds to the Company or its subsidiaries of any offering of equity securities of the Company or its subsidiaries, minus (iii) the aggregate amount of all dividends paid on shares other than Preference Shares by the Company in cash or other property, in each case since the date of the Company's incorporation through' the date of the incurrence or assumption of such indebtedness or the issuance of such Preference Shares;

(f)   any filing or approval for filing or undertaking any bankruptcy reorganization, re-capitalization, liquidation or dissolution of the Company;

(g)   any issuance of Series A Ordinary Shares other than Series A Ordinary Shares issued fully paid at a cash price per share of not less than the greater of (i) the then prevailing Purchase Price (as defined in Article 19) or (ii) the Market Price prevailing on the date of such issuance less customary amounts, not to exceed 3% of the then prevailing Market Price, in respect of underwriting discounts or other reductions (and, in addition to the foregoing restrictions, no Series A Ordinary Shares shall be issued without the prior written consent of the holders of a majority of the then outstanding Series B Ordinary Shares). For the purposes of this Article 68(g), "Market Price" means, for any given day, the last reported per share sale price (or, if no sale price is reported, the average of the bid and ask prices or, if more than one in either case, the average of the closing bid and closing ask prices) on such day of the Series A Ordinary Shares as quoted on the National Association of Securities Dealers Automated Quotation System or, if not so quoted, on the New York Stock Exchange or, in the event Series A Ordinary Shares are not listed on the New York Stock Exchange, such other national or regional securities exchange upon which the Series A Ordinary Shares are listed, or, if the Series A Ordinary Shares are not listed on a national or regional securities exchange, as quoted by the National Quotation Bureau Incorporated. In the absence of one or more such quotations, the Company shall be entitled to determine the Market Price on the basis of such quotations as it may in its reasonable opinion consider appropriate;

(h)   any issuance of Series B Ordinary Shares (other than a Special Public Offering) or voting Preference Shares (and, in addition to the foregoing restriction, no Series B Ordinary Shares or voting Preference Shares shall be issued without the prior written consent of the holders of a majority of the then outstanding Series B Ordinary Shares);

(i)   any repurchase by the Company or any of its subsidiaries of Series B Ordinary Shares; or

(j)   any consent or approval of action proposed to be taken by any of the subsidiaries of the Company if: (i) such proposed action is of a type substantially the same as any of the actions described in paragraphs (a) through and including (i) above and (ii) the articles of association or equivalent charter documents of such subsidiaries provide that the adoption of such proposed action requires the consent or approval, authorization or approval of the shareholders of such subsidiaries.

SPECIAL GOVERNANCE AFTER THE
REDESIGNATION DATE

68.1.   Beginning from the Re-designation Date and ending on May 5, 1999, the Company shall have at least two directors who would qualify as independent under the rules of the Nasdaq Stock Market (the "Nasdaq Directors"). Beginning from the Re-designation Date and ending on May 5, *1999,* the following actions may not be taken without the approval of 50% of the Nasdaq Directors; provided, however, that the actions contemplated by paragraph (b) below may not be taken without the approval of a majority of the Nasdaq Directors:

(a)   any merger or consolidation involving the Company or any sale, lease or other direct or indirect disposition of all or substantially all of the assets of the Company and its subsidiaries in a transaction or series of related transactions that could reasonably be expected to have an adverse effect on the rights of holders of Ordinary Shares (other than SIIL and/or persons affiliated with SIIL) and, in the case of any merger or consolidation that would result in the holders of Ordinary Shares (other than SIIL and/or persons affiliated with SIIL) no longer having an interest in the Company (or the resulting entity, successor or acquiror), it shall be a condition to the consummation of such transaction that the Company shall have obtained at its own expense an opinion rendered by an internationally recognized investment banking firm selected by the Nasdaq Directors and engaged by the Company, to the effect that such transaction is fair to the holders of the Ordinary Shares (other than SIIL and/or persons affiliated with SIIL);

(b)   any material transaction with SIIL or any affiliate thereof, including any issuances of securities and arrangements (or any material amendment thereto) with any such affiliate for management of the Company's properties;

(c)   any filing or approval for filing or undertaking any bankruptcy, reorganization, recapitalization, liquidation or dissolution of the Company;

(d)   any repurchase by the Company or any of its subsidiaries of any Ordinary Shares held by SIIL or any of its affiliates; or

(e)   any consent or approval of action proposed to be taken by any of the subsidiaries of the Company if: (i) such proposed action is of a type substantially the same as any of the actions described in paragraphs (a) through and including (d) above and (ii) the articles of association or equivalent charter documents of such subsidiaries provide that the adoption of such proposed action requires the consent or approval, authorization or approval of the shareholders of such subsidiaries.

THE SEAL

69.   The seal of the Company shall not be affixed to any instrument except by the authority of a resolution of the directors, and in the presence of at least two directors and of the secretary or such other person as the directors may appoint for the purpose; and those two directors and secretary or other person as aforesaid shall sign every instrument to which the seal of the Company is so affixed in their presence.

DIVIDENDS AND RESERVE

70.   Subject to Article 68, the board may from time to time declare and pay to the members of the Company such quarterly dividends as appear to the directors to be justified by the profits of the Company.

71.   No dividend shall be paid otherwise than out of profits or surplus available for the purpose in accordance with the International Business Companies Act.

72.   The directors may, before recommending any dividend, set aside out of the profits of the Company such sums as they think proper as a reserve or reserves which shall, at the discretion of the directors, be applicable for meeting contingencies or for equalizing dividends or for any other purpose to which the profits of the Company may be properly applied and pending such application may, at the like discretion, either be employed in the business of the Company or be invested in such investments (other than shares of the Company), as the directors may from time to time think fit.

73.   Where several persons are registered as joint holders of any share any one of them may give effectual receipts for any dividend payable on the share.

74.   No dividend shall bear interest against the Company.

ACCOUNTS

75.   The directors shall cause true accounts to be kept:

   (a)   of the sums of money received and expended by the Company and the matter in respect of which such receipt and expenditure takes place; and

   (b)   of the assets and liabilities of the Company.

76.   The books of account shall be kept at the registered office of the Company or at such other place or places as the directors think fit and shall always be open to the inspection of the directors.

77.   The directors shall from time to time determine whether and to what extent and at what times and places and under what conditions or regulations the accounts and books of the Company or any of them shall be open to the inspection of members not being directors, and no member (not being a director) shall have any right of inspecting any account or book or document of the Company except as conferred by statute or authorized by the directors or by the Company in general meeting.

78.   Once at least in every year the directors shall lay before the Company in general meeting a profit and loss account for the period since the preceding account or (in the case of the first account) since the incorporation of the Company, made up to a date not more than six months before such meeting.

79.   (1) A balance-sheet shall be made out in every year and laid before the Company in general meeting, made up to a date not more than six months before such meeting.

   (2) The balance-sheet shall be accompanied by a report of the board as to the state of the Company's affairs and the amount which they recommend to be paid by way of dividend and the amount, if any, which they propose to carry to a reserve fund.

80.   A copy of the balance-sheet and report shall, seven days previous to the meeting, be sent to the persons entitled to receive notices of general meetings in the manner in which notices are to be given hereunder.

NOTICES

81.   (1) A notice may be given by the Company to any member either personally or by sending it by post to him to his registered address.

   (2) Where a notice is sent by post, service of the notice shall be deemed to be effected by properly addressing, pre-paying and posting a letter (by air-mail if to an address outside the country from which it is sent) containing the notice and, unless the contrary is proved, to have been effected three days after posting (or seven days if sent to an address outside the country from which it is sent).

82.   A notice may be given by the Company to the joint holders of a share by giving the notice to the joint holder named first in the register in respect of the share.

83. A notice may be given by the Company to the persons entitled to a share in consequence of the death or bankruptcy of a member by sending it through the post in a prepaid letter addressed to them by name or by the title of representatives of the deceased or trustees of the bankrupt, or by any like description, at the address, if any, supplied for the purpose by the persons claiming to be so entitled, or (until such · an address has been so supplied) by giving the notice in any manner in which the same might have been given if the death or bankruptcy has not occurred.

84. Notice of every general meeting shall be given in some manner hereinbefore authorized to the members of the Company, including any person entitled to a share in consequence of the death or bankruptcy of a member, who, but for his death or bankruptcy, would be entitled to receive notice of the meeting and to every director. No other persons shall be entitled to receive notices of general meetings.

INDEMNITY

85. The Company shall, subject to the provisions of Article 89, indemnify to the fullest extent permitted by the International Business Companies Act any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative and whether external or internal to the Company by reason of the fact that he is or was a director or officer of the Company, or is or was serving at the request of the Company as a director or officer of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such suit, action or proceeding if he acted in good faith and in a manner which he reasonably believed to be in, or not opposed to, the best interests of the company, and, with respect to any criminal action or proceeding, had no reasonable cause to believe that his conduct was unlawful.

86. Subject to Article 89, expenses incurred by a director or officer in defending a civil or criminal action, suit or proceeding shall be paid by the Company in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of the director or officer to repay such amount if it shall ultimately be determined that he is not entitled under Article 86 to be indemnified by the Company in respect of such expenses.

87. The board shall from time to time cause the Company to purchase and maintain insurance from reputable insurance carriers on behalf of any person who is or was a director or officer of the Company, or is or was serving at the request of the Company as a director or officer of another corporation, partnership, joint venture, trust or other enterprise, against any liability asserted against him and incurred by him in any such capacity, or arising out of his status as such with reasonable limits and subject to reasonable and customary deductibles, for so long as such insurance is available from such carriers.

88. The Company's indemnification under Article 86 of any person who is or was a director or officer of the Company, or is or was serving, at the request of the Company as a director or officer of another corporation, partnership, joint venture, trust or other

enterprise, shall be reduced by amounts such person receives as indemnification (i) under any policy of insurance purchased and maintained on his behalf by the Company, (ii) from such other corporation, partnership, joint venture, trust or other enterprise, or (iii) under any other applicable indemnification provision.

89. (a) It shall be a condition of the Company's obligation to indemnify or advance expenses, under Articles 85 and 86 that the person asserting, or proposing to assert, the right to be indemnified, promptly after receipt of notice of commencement of any action, suit or proceeding in respect of which a claim or indemnification is or is to be made against the Company notify the Company of the commencement of such action, suit or proceeding, including therewith a copy of all papers served and the name of counsel retained or to be retained by such person in connection with such action, suit or proceeding, and thereafter to keep the Company timely and fully apprised of all developments and proceedings in connection with such action, suit or proceeding or as the Company shall request; and the fees and expenses of any counsel retained by a person asserting or proposing to assert, the right to be indemnified under Article 85 shall be at the expense of such person unless the counsel retained shall have been approved by the Company in writing, which approval shall not be unreasonably withheld.

   (b) If a claim for indemnification or advancement of expenses under Articles 85 and 86 is not paid in full by the Company within forty five (45) days after a written claim therefor has been received by the Company, the claimant may at any time thereafter bring suit against the Company to recover the unpaid amount of the claim and, if successful in whole or in part, the claimant shall be entitled to be paid also the expenses of prosecuting such claim.

90. To the fullest extent permitted by the International Companies Act as it exists on the date hereof or as it may hereafter be amended, no director or officer of the Company shall be liable to the Company or its members for monetary or other damages for breach of fiduciary duty as a director or officer.

91. The provisions of Articles 85 to 90 shall continue as to, and for the benefit of, a person who has ceased to be a director or officer and shall inure to the benefit of the heirs, executors and administrators of such a person.

92. No amendment to or repeal of the provisions of Articles 85 to 91 shall apply to or have any effect on the eligibility for, or entitlement to, indemnification advancement of expenses and the other rights provided by, or granted pursuant to, Articles 85 to 91 for or with respect to any acts or omissions of any director or officer occurring prior to any such amendment or repeal.

NEW JERSEY COMPLIANCE

93A. The securities as (defined in the New Jersey Casino Control Act, N.F.S.A. 5:12-1 et seq.) (hereinafter referred to (the "Act")) of the Company shall always be subject to redemption by the company, by action of the Board of Directors, if, in the judgment of the Board of Directors, such action should be taken, pursuant to the International Business Companies Act of 2000 of the Commonwealth of The Bahamas or any other applicable provision of law, to the extent necessary to prevent the loss or secure the reinstatement of any government-issued license or franchise held by the Company or any Subsidiary (as defined in Paragraph E of this Article) to conduct any portion of the business of the Company or such Subsidiary, which license or franchise is conditioned upon some or all of the holders of the Company's securities possessing prescribed qualifications. In the event a holder of the Company's securities is found not to possess such prescribed qualifications by the Commission pursuant to the Act (a "Disqualified Holder"), such Disqualified Holder shall indemnify the Company for any and all direct or indirect costs, including attorney's fees, incurred by the Company as a result of such holder's continuing ownership or failure to divest promptly.

B. Except as is otherwise expressly provided in instruments containing the terms of the Company's securities, which instruments have been approved by the Commission, so long as the Company shall remain a publicly traded holding company as defined in the Act, in accordance with N.J.S.A. 5:12-82(d)(7) and (9), all securities of the Company shall be held subject to the condition that if a holder thereof is found to be a Disqualified Holder, such holder shall dispose of his interest in the Company within 120 days following the Company's receipt of notice (the "Notice Day") of the holder's disqualification. Promptly following its receipt of notice from the Commission that a holder of securities of the Company has been found disqualified, the Company shall either deliver such written notice personally to the Disqualified Holder, mail it to such Disqualified Holder at the address shown on the Company's books and records, or use any other reasonable means to provide notice. Failure of the Company to provide notice to a Disqualified Holder after making reasonable efforts to do so shall not preclude the Company from exercising its rights.

If any Disqualified Holder fails to dispose of his securities within 120 days of the Notice Date, the Company may redeem such securities at the lesser of (i) the lowest closing sale price of such securities between the Notice Date and the date 120 days after the Notice Date, or (ii) such holder's original purchase price.

C. If the Company shall become a privately-held holding company as defined in the Act, in accordance with N.J.S.A. 5:12-82(d)(7), (8) and (10), the Commission shall have the right of prior approval with regard to transfer of securities, shares, and other interests in the Company and the Company shall have the absolute right to redeem at the market price or purchase price, whichever is the lesser, any security, share or other interest in the Company in accordance with the Act.

D. So long as the Company shall remain a holding company as defined in the Act, in accordance with N.J.S.A. 5:12-105 (e), commencing on the date the Commission serves notice on the Company that a security holder has been found disqualified, it shall be unlawful for the Disqualified Holder to (i) receive any dividend or interest upon any such securities of the Company held by such holder; (ii) exercise, directly or through any trustee or nominee, any right conferred by such securities; or (iii) receive any remuneration in any form, for services rendered or otherwise, from any Subsidiary of the Company that holds a casino license.

E.   For purposes of this Article, the term "Subsidiary" shall have the meaning set forth in N.J.S.A. 5:12-47."

ADOPTED

26th DAY OF JUNE, 2001